SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXTREME NETWORKS, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

30226D106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Bob L. Corey

Acting President and Chief Executive Officer

Extreme Networks, Inc.

3585 Monroe Street

Santa Clara, California 95051

(408) 579-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Howard Clowes, Esq.

Edward Batts, Esq.

W. Michael Hutchings, Esq.

DLA Piper US LLP

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$3,260,936	$232.51

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of Extreme Networks, Inc. that may be eligible for exchange in the offer will be exchange pursuant to the offer. These options cover an aggregate of 5,176,089 shares of Extreme Networks common stock and have an aggregate value of $3,260,936 as of February 3, 2010, calculated based on a Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $232.51	Filing Party: Extreme Networks, Inc.
Form or Registration No.: 005-56641	Date Filed: February 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Extreme Networks, Inc. (the “Company”) with the Securities and Exchange Commission on February 4, 2010, in connection with the Company’s offer to exchange certain outstanding stock options granted prior to February 4, 2009 that have an exercise price per share equal to or greater than $3.63 per share for a lesser number of restricted stock units to be granted under Extreme Networks’ 2005 Equity Incentive Plan and cash payments, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit 99(a)(1)(A) to the Schedule TO.

This Amendment No. 1 is made to revise Item 12, Exhibits, to add the additional exhibit listed. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description	Filed Herewith	Incorporated by Reference
			Form	Exhibit No.	File No.	Filing Date
(a)(1)(I)	Form of Email Communication to Certain Eligible Employees	X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXTREME NETWORKS, INC.

By:	/S/ BOB L. COREY
Name:	Bob L. Corey
Title:	Acting President and Chief Executive Officer

Dated: February 10, 2010

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith	Incorporated by Reference
			Form	Exhibit No.	File No.	Filing Date
(a)(1)(I)	Form of Email Communication to Certain Eligible Employees	X